MediaCo Holding Inc.
48 West 25th Street, Third Floor
New York, New York 10010

July 23, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mitchell Austin, Esq.

Re:	MediaCo Holding Inc. Registration Statement on Form S-3 Filed July 12, 2024 (amended July 22, 2024) File No. 333-280779

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MediaCo Holding Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-280779), so that such registration statement may become effective at 11:00 a.m. (Washington, D.C. time) on July 25, 2024, or as soon as practicable thereafter.

MEDIACO HOLDING INC.

By:               /s/ Ann C. Beemish
Name:     Ann C. Beemish
Title:         Chief Financial Officer